HAECO

RECEIVED
2005 DEC 30 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: CSA/CPA12/24

12th December 2005

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

05013564

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

pp

Margaret Yu
Company Secretary

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

DF/sn
P:\sn\haeco\EGM\ltr to US SEC

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0044)

Extraordinary General Meeting held on 9th December 2005 – Poll Results

Reference is made to the Company's announcement dated 10th November 2005 and circular to shareholders dated 22nd November 2005 (the "Circular") regarding the Agreements entered into by the Company and TAECO respectively with Cathay Pacific on 10th November 2005, the Transactions and the Annual Caps in respect of the provision of maintenance and related services by the Company and TAECO to Cathay Pacific's aircraft fleet. Terms defined in the Circular have the same meanings when used in this announcement.

Following are the poll results in respect of the resolution proposed at the EGM of Hong Kong Aircraft Engineering Company Limited held on 9th December 2005:

Ordinary Resolution		No. of Votes (%)	
		For	Against
1.	To approve the entering into of the Agreements, the Transactions and the Annual Caps.	35,732,834 (100%)	0 (0%)

As more than 50% of the votes were cast in favour of resolution no. 1, the resolution was passed as an ordinary resolution.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against the resolution at the EGM: 66,757,747 shares. Every member present in person or by proxy has one vote for every share of which he is the holder.

(2) As stated in the Circular, Swire and Cathay Pacific, which owned 53,917,417 shares (32.42%) and 45,649,686 shares (27.45%) respectively in the issued share capital of the Company as at the date of the EGM, and their associates (as defined in the Listing Rules) have abstained from voting at the EGM.

(3) The total number of shares entitling the holder to attend and vote only against the resolution at the EGM, excluding the shares held by Swire and Cathay Pacific and their associates, was nil.

(4) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the EGM.

(5) The Directors of the Company as at the date of this announcement are:
Executive Directors: D.M. Turnbull (Chairman), J.C.G. Bremridge, P.K. Chan, J.R. Gibson, M. Hayman;
Non-Executive Directors: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach and L.K.K. Leong.

For and on behalf of

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary

Hong Kong, 9th December 2005

SWIRE